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                             July 9, 2020

       Riyadh Lai
       Chief Financial Officer
       Silicon Motion Technology Corporation
       690 N. McCarthy Blvd, Suite 200
       Milpitas, California 95035

                                                        Re: Silicon Motion
Technology Corporation
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Form 6-K furnished
April 29, 2020
                                                            File No. 000-51380

       Dear Mr. Lai:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2019

       Item 5. Operating and Financial Review and Prospects
       Results of Operations, page 32

   1. In your discussion of changes in your results operations, you quantify factors contributing to the changes in
revenues and expenses from year to year for some of your financial statement line items.
However, you do not appear to include the underlying reasons for the changes. We also
note that you do not explain the change in line items such as amortization of
intangible assets, interest income, interest expense, foreign exchange gain
                                                        (loss), and income tax
expense (benefit). Please expand your disclosures to provide the business reasons for
material changes in your operating results between reporting periods.
                                                         In circumstances where
more than one business reason exists for a change between
                                                        periods, please also
quantify the incremental impact of each individual business reason.
                                                         Refer to Part I, Items
5(A) and 5(D) of Form 20-F and Section III.B.4 of SEC Release 33-
                                                        8350. Please provide us
with your proposed disclosure in your response.
 Riyadh Lai
Silicon Motion Technology Corporation
July 9, 2020
Page 2
Financial Statements
Notes to Consolidated Financial Statements
Note 15. Income Taxes, page F-27

2.       Please explain the decreasing nature of the line item    differences
between Cayman and
         foreign statutory tax rates" from 2017 to 2019.
Form 6-K furnished April 29, 2020

Exhibit 99.1, page 9

3. We note that you present what appears to be a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures.
          Please revise your presentation to eliminate the presentation of a full non-GAAP income statement in your next earnings release. Refer to the guidance in Question 102.10 of the
         Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.
4. Additionally, we note your non-GAAP adjustments related to your FCI divestiture. As these divested operations did not meet the criteria for being presented as discontinued
         operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. In future filings, please revise your non-GAAP presentations to comply with Question 100.04 of the Non-GAAP C&DIs by removing the FCI divestiture adjustments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark, Staff Accountant, at 202-551-3624 or
Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 with any questions.



FirstName LastNameRiyadh Lai                                 Sincerely,
Comapany NameSilicon Motion Technology Corporation
                                                             Division of
Corporation Finance
July 9, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName